Exhibit 99.10

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

JUNE 30, 2022

KOLIBRI GLOBAL ENERGY INC.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION

(Unaudited, Expressed in Thousands of United States Dollars)

	June 30,	December 31,
	2022	2021
Current assets
Cash and cash equivalents	$2,889	$7,316
Trade and other receivables	6,342	1,999
Deposits and prepaid expenses	1,022	587
	10,253	9,902

Non-current assets
Property, plant and equipment (Note 4)	158,935	147,076
Right of use assets	5	38
	158,940	147,114

Total assets	$169,193	$157,016

Current liabilities
Trade and other payables	$8,310	$3,145
Current portion of loans and borrowings (Note 6)	-	1,000
Lease payable	6	43
Fair value of commodity contracts (Note 2)	3,967	1,891
	12,283	6,079

Non-current liabilities
Loans and borrowings (Note 6)	15,907	15,866
Asset retirement obligations	1,475	1,398
Fair value of commodity contracts (Note 2)	1,550	585
	18,932	17,849

Equity
Share capital	296,221	296,060
Contributed surplus	23,126	22,948
Deficit	(181,369)	(185,920)
Total Equity	137,978	133,088

Total equity and liabilities	$169,193	$157,016

See accompanying notes to condensed consolidated interim financial statements.

1

KOLIBRI GLOBAL ENERGY INC.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF

OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

(Unaudited, expressed in Thousands of United States dollars, except per share amounts)

	Three months ended June 30		Six months ended June 30
	2022	2021	2022	2021
Revenue
Oil and natural gas revenue, net of royalties (Note 9)	$12,428	$3,539	$17,975	$6,808
Other income	28	-	29	1
	12,456	3,539	18,004	6,809
Expenses
Production and operating expenses	1,364	797	2,271	1,467
Depletion and depreciation (Note 4)	2,087	896	3,226	1,805
General and administrative expenses	844	662	1,530	1,425
Share based compensation (Note 8)	32	-	157	-
Gain on forgiven loan	-	(303)	-	(303)
	4,327	2,052	7,184	4,394

Finance income
Unrealized gain on financial commodity contracts (Note 2)	746	-	-	-
Interest income	1	-	3	-
Foreign exchange gain	-	1	7	-
	747	1	10	-

Finance expense
Realized loss on financial commodity contracts (Note 2)	1,648	616	2,790	942
Unrealized loss on financial commodity contracts (Note 2)	-	2,059	3,040	2,942
Interest on loans and borrowings	212	225	437	463
Foreign exchange loss	3	-	-	1
Accretion	6	6	12	13
	1,869	2,906	6,279	4,361

Net income (loss) and comprehensive income (loss)	$7,007	$(1,418)	$4,551	$(1,946)

Basic net income (loss) per share (Note 5)	$0.20	$(0.06)	$0.13	$(0.08)
Diluted net income (loss) per share (Note 5)	0.19	(0.06)	0.13	(0.08)

See accompanying notes to the condensed consolidated interim financial statements.

2

KOLIBRI GLOBAL ENERGY INC.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

(Unaudited, Expressed in Thousands of United States Dollars, except number of common shares)

	Number of common shares (Note 7)	Share capital	Contributed Surplus	Deficit	Total Equity

Balance at January 1, 2021	23,292,262	$289,622	$22,948	$(256,922)	$55,648
Net loss for the period	-	-	-	(1,946)	(1,946)
Balance at June 30, 2021	23,292,262	$289,622	$22,948	$(258,868)	$53,702

Balance at January 1, 2022	35,258,778	$296,060	$22,948	$(185,920)	$133,088
Share based compensation (Note 8)			178		178
Rights offering	357,143	161			161
Net income for the period	-	-	-	4,551	4,551
Balance at June 30, 2022	35,615,921	$296,221	$23,126	$(181,369)	$137,978

See accompanying notes to the condensed consolidated interim financial statements.

3

KOLIBRI GLOBAL ENERGY INC.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

SIX MONTHS ENDED JUNE 30

(Unaudited, Expressed in Thousands of United States Dollars)

	2022	2021

Cash flows from operating activities
Net income (loss)	$4,551	$(1,946)
Adjustments for:
Depletion and depreciation	3,226	1,805
Accretion	12	13
Amortization of loan acquisition costs	52	59
Unrealized loss on financial commodity contracts	3,040	2,942
Share based compensation (Note 8)	157	-
Other non-cash loss (income)	6	(303)
Unrealized foreign exchange gain	7	-
Change in non-cash working capital (Note 3)	(1,494)	443
Net cash from operating activities	9,557	3,013

Cash flows from investing activities
Additions to property, plant and equipment (Note 4)	(14,973)	(90)
Change in non-cash working capital (Note 3)	1,877	(1,056)
Net cash used in investing activities	(13,096)	(1,146)

Cash flows from financing activities
Proceeds from equity offering, net	161	-
Repayment of loans and borrowings, net	(1,011)	(2,334)
Proceeds from loans and borrowings	-	280
Lease payments	(38)	(36)
Net cash used in financing activities	(888)	(2,090)

Change in cash and cash equivalents	(4,427)	(223)
Cash and cash equivalents, beginning of period	7,316	920
Cash and cash equivalents, end of period	$2,889	$697

See accompanying notes to the condensed consolidated interim financial statements.

4

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Six Months Ended June 30, 2022 and 2021

(Unaudited, expressed in Thousands of United States dollars except per share information)

1.	NATURE OF OPERATIONS AND BASIS OF PRESENTATION

Kolibri Global Energy Inc. (the “Company” or “KEI”), was incorporated under the Business Corporations Act (British Columbia) on May 6, 2008. KEI is an international energy company focused on finding and exploiting energy projects in oil, gas and clean and sustainable energy. The Company owns and operates energy properties in the United States. The Company continues to utilize its technical and operational expertise to identify and acquire additional projects. The Company’s shares are traded on the Toronto Stock Exchange under the stock symbol KEI and on the OTCQX under the stock symbol KGEIF.

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard (IAS) 34, “Interim Financial Reporting” following the same accounting policies, except as described in Note 3, and methods of computation as the annual consolidated financial statements of the Company for the year ended December 31, 2021. The disclosures provided below are incremental to those included with the annual consolidated financial statements and certain disclosures, which are normally required to be included in the notes to the annual consolidated financial statements, have been condensed or omitted. These condensed consolidated interim financial statements should be read in conjunction with the consolidated financial statements and notes thereto in the Company’s annual filings for the year ended December 31, 2021.

On May 16, 2022, a share consolidation was completed on the basis of one post-consolidation common share for every ten pre-consolidation common shares. The consolidation reduced the number of common shares issued and outstanding from 356,159,098 common shares to 35,615,921 common shares. All information related to earnings per share, issued and outstanding common shares, stock options and per share amounts in the financial statements have been retrospectively adjusted to reflect the share consolidation. See Note 7 for more information.

The condensed consolidated interim financial statements were approved by the Company’s Board of Directors on August 8, 2022.

2.	FINANCIAL RISK MANAGEMENT

Credit Risk

The Company’s accounts receivable are with customers and joint interest partners in the petroleum and natural gas business and are subject to normal credit risks. Concentration of credit risk is mitigated by marketing to numerous purchasers under normal industry sale and payment terms. The Company routinely assesses the financial strength of its customers. The Company is exposed to certain losses in the event of non-performance by counterparties to commodity price contracts. The Company mitigates this risk by entering into transactions with highly rated financial institutions.

Commodity price risk

The Company has entered into financial commodity contracts which are summarized in the table below. Total Volume Hedged in the table is the annual volumes and Price is the fixed price specified in the financial commodity contracts.

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Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Six Months Ended June 30, 2022 and 2021

(Unaudited, expressed in Thousands of United States dollars except per share information)

2.	FINANCIAL RISK MANAGEMENT (continued)

At June 30, 2022 the following financial commodity contracts were outstanding and recorded at estimated fair value:

		Total Volume Hedged	Price
Commodity	Period	(BBLS)	($/BBL)
Oil - WTI	July 1, 2022 to September 30, 2022	18,000	$55.92
Oil - WTI	July 1, 2022 to September 30, 2022	12,000	$56.70
Oil - WTI	July 1, 2022 to December 31, 2022	12,000	$102.05
Oil – WTI	July 1, 2022 to December 31, 2022	24,000	$103.30
Oil - WTI	October 1, 2022 to December 31, 2022	30,000	$57.05
Oil - WTI	January 1, 2023 to May 31, 2023	45,000	$56.02
Oil – WTI	January 3, 2023 to December 31, 2023	36,000	$90.45
Oil – WTI	June 1, 2023 to December 31, 2023	63,000	$64.90
Oil – WTI	January 1, 2024 to May 31, 2024	40,000	$62.77

The estimated fair value results in a $5.5 million liability as of June 30, 2022 (December 31, 2021: $2.5 million liability) for the financial oil and gas contracts which has been determined based on the prospective amounts that the Company would receive or pay to terminate the contracts, consisting of a current liability of $4.0 million and a long term liability of $1.6 million (December 31, 2021: current liability of $1.9 million and long term liability of $0.6 million).

The realized and unrealized gains/losses from the financial commodity contracts are as follows:

	Three months ended June 30,		Six months ended June 30,
	2022	2021	2022	2021

Realized gain (loss) on financial commodity contracts	$(1,648)	$(616)	$(2,790)	$(942)

Unrealized gain (loss) on financial commodity contracts	$746	$(2,059)	$(3,040)	$(2,942)

The Company classifies fair value measurements according to the following hierarchy based on the amount of observable inputs used to value the instrument:

Level 1 fair value measurements are based on unadjusted quoted market prices.

Level 2 fair value measurements are based on valuation models and techniques where the significant inputs are derived from quoted indices.

Level 3 fair value measurements are based on unobservable information.

The Company’s cash and cash equivalents are classified as Level 1 and the commodity derivative contracts are classified as Level 2.

6

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Six Months Ended June 30, 2022 and 2021

(Unaudited, expressed in Thousands of United States dollars except per share information)

3.	SUPPLEMENTAL CASH FLOW INFORMATION

Changes in non-cash flow working capital is comprised of the following source (use) of cash:

	Six months ended June 30,
	2022	2021

Trade and other receivables	$(4,343)	$19
Deposits and prepaid expenses	(435)	242
Trade and other payables	5,165	(875)
Foreign currency	(4)	1
	$383	$(613)

Related to operating activities	$(1,494)	$443

Related to investing activities	$1,877	$(1,056)

4.	PROPERTY, PLANT AND EQUIPMENT

	Oil and Natural Gas Interests	Processing and Other Equipment	Total
Cost or deemed cost
Balance at January 1, 2021	$125,490	$1,379	$126,869
Additions	806	-	806
Impairment reversal	70,820	-	70,820
Balance at December 31, 2021	$197,116	$1,379	$198,495
Additions (a)	15,054	5	15,059
Disposals		(6)	(6)
Balance at June 30, 2022	$212,170	$1,378	$213,548

Accumulated depletion and depreciation
Balance at January 1, 2021	$46,586	$1,304	$47,890
Depletion and depreciation for the period	3,509	20	3,529
Balance at December 31, 2021	$50,095	$1,324	$51,419
Depletion and depreciation for the period	3,186	8	3,194
Balance at June 30, 2022	$53,281	$1,332	$54,613

Net carrying amounts

At December 31, 2021	$147,021	$55	$147,076
At June 30, 2022	$158,889	$46	$158,935

(a)	Includes non-cash additions of $20 from capitalized stock-based compensation and $66 from assets related to ARO liabilities.

There were no indicators of impairment at June 30, 2022.

7

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Six Months Ended June 30, 2022 and 2021

(Unaudited, expressed in Thousands of United States dollars except per share information)

5.	EARNINGS PER SHARE

On May 16, 2022, a share consolidation was completed on the basis of one post-consolidation common share for every ten pre-consolidation common shares. The consolidation reduced the number of common shares issued and outstanding from 356,159,098 common shares to 35,615,921 common shares. All information related to earnings per share, issued and outstanding common shares, stock options and per share amounts in the financial statements have been retrospectively adjusted to reflect the share consolidation. See Note 7 for more information.

	Three months ended June 30,		Six months ended June 30,
	2022	2021	2022	2021
Basic earnings per share

Net income (loss)	$7,007	$(1,418)	$4,551	$(1,946)

Weighted average number of common shares - basic	35,616	23,292	35,604	23,292
Net income (loss) per share – basic	$0.20	$(0.06)	$0.13	$(0.08)

Diluted earnings per share

Net income (loss)	$7,007	$(1,418)	$4,551	$(1,946)

Effect of outstanding options	333	(a)	293	(a)

Weighted average number of common shares - diluted	35,949	23,292	35,897	23,292

Net income (loss) per share – diluted	$0.19	$(0.06)	0.13	$(0.08)

(a)	All the options and warrants were anti-dilutive in 2021.

6.	LOANS AND BORROWINGS

In May 2022, the Company’s US subsidiary amended the credit facility from BOK Financial, which is secured by the US subsidiary’s interests in the Tishomingo Field. The credit facility expires in June 2026 and is intended to fund the drilling of the Caney wells in the Tishomingo Field.

The credit facility has an initial borrowing base of $20.0 million and the Company has a current available borrowing capacity of $3.8 million. The credit facility is subject to a semi-annual review and redetermination of the borrowing base. The next redetermination will be in the third quarter of 2022. Future commitment amounts will be subject to new reserve evaluations and there is no guarantee that the size and terms of the credit facility will remain the same after the borrowing base redetermination. Any redetermination of the borrowing base is effective immediately and if the borrowing base is reduced, the Company has six months to repay any shortfall.

8

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Six Months Ended June 30, 2022 and 2021

(Unaudited, expressed in Thousands of United States dollars except per share information)

6.	LOANS AND BORROWINGS (continued)

The credit facility has two primary debt covenants. One covenant requires the US subsidiary to maintain a positive working capital balance which includes any unused excess borrowing capacity and excludes the fair value of commodity contracts, the current portion of long-term debt (the “Current Ratio”). The second covenant ensures the ratio of outstanding debt and long-term liabilities to a trailing twelve month adjusted EBITDA amount (the “Maximum Leverage Ratio”) be no greater than 3 to 1 at any quarter end. Adjusted EBITDA is defined as net income excluding interest expense, depreciation, depletion and amortization expense, and other non-cash and non-recurring charges including severance, stock based compensation expense and unrealized gains or losses on commodity contracts.

The Company was in compliance with both covenants for the quarter ended June 30, 2022. At June 30, 2022, the Current Ratio of the US Subsidiary was 1.68 to 1.0 and the Maximum Leverage Ratio was 1.47 to 1.0 for the three months ended June 30, 2022.

At June 30, 2022 loans and borrowings of $16.2 million (December 31, 2021: $17.0 million) are presented net of loan acquisition costs of $0.3 million (December 31, 2021: $0.1 million).

7.	SHARE CAPITAL

On May 16, 2022, a share consolidation was completed on the basis of one post-consolidation common share for every ten pre-consolidation common shares. The consolidation reduced the number of common shares issued and outstanding from 356,159,098 common shares to 35,615,921 common shares. The common shares commenced trading on the Toronto Stock Exchange on a post-consolidation basis on the opening of trading May 19, 2022. The exercise price and the number of shares issuable under the Company’s outstanding stock options were proportionately adjusted upon the completion of the consolidation. All information related to earnings per share, issued and outstanding common shares, stock options and per share amounts in the financial statements have been retrospectively adjusted to reflect the share consolidation.

8.	STOCK OPTIONS

The Company has an option program that entitles officers, directors, employees and certain consultants to purchase shares in the Company. Options are granted at the market price of the shares at the date of grant, have a five year term and generally vest over two years.

9

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Six Months Ended June 30, 2022 and 2021

(Unaudited, expressed in Thousands of United States dollars except per share information)

8.	STOCK OPTIONS (continued)

The number and weighted average exercise prices of share options are as follows:

	Six months ended June 30,
	2022		2021
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price

Outstanding at January 1	143,500	$5.00	465,500	$4.50
Granted	559,500	0.80
Expired/cancelled	-	-	(290,500)	4.40
Outstanding at June 30	703,000	$1.65	175,000	$4.70

Exercisable at June 30	329,999	$2.62	175,000	$4.70

The range of exercise prices for the outstanding options is as follows:

	Number of outstanding stock options	Weighted average exercise price	Weighted average contractual life (years)

$5.00 to $6.00	97,000	$5.70	0.8
$3.00 to $4.90	46,500	$3.50	1.2
$0.80 to $2.90	559,500	$0.80	4.5
	703,000	$1.65	3.8

Share based compensation was recorded as follows:

	Three months ended June 30,		Six months ended June 30,
	2022	2021	2022	2021

Expensed	$32	$5	$157	$-

Capitalized	$4	$-	$20	$-

9.	REVENUES

Revenue is recognized when the performance obligations are satisfied and revenue can be reliably measured. Revenue is measured at the consideration specified in the contracts and represents amounts receivable for goods or services provided in the normal course of business, net of discounts, customs duties and sales taxes. All revenue is based on variable prices. Performance obligations associated with the sale of crude oil, natural gas, and natural gas liquids are satisfied at the point in time when the products are delivered to and title passes to the customer. Performance obligations associated with processing services, transportation, and marketing services are satisfied at the point in time when the services are provided.

10

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Six Months Ended June 30, 2022 and 2021

(Unaudited, expressed in Thousands of United States dollars except per share information)

9.	REVENUES (continued)

Oil, natural gas liquids and natural gas are mostly sold under contracts of varying price and volume terms. Revenues for oil are typically collected on the 20th day of the month following production, while natural gas and NGL revenues are collected by the 45th day of the month following production.

The following table presents the Company’s gross oil and gas revenue disaggregated by revenue source:

	Three months ended June 30,		Six months ended June 30,
	2022	2021	2022	2021

Oil revenue	$14,365	$3,914	$20,544	$7,424
Natural gas revenue	750	231	1,141	522
NGL revenue	1,029	375	1,570	750
	16,144	4,520	23,255	8,696
Royalties	(3,716)	(981)	(5,280)	(1,888)
	$12,428	$3,539	$17,975	$6,808

10.	SEGMENTED INFORMATION

The Company defines its reportable segments based on the countries where it conducts business.

Three months ended June 30, 2022
	United States	Canada and Other	Total

Oil and natural gas revenues, net of royalties	$12,428	$-	$12,428
Other income	28		28
	12,456	-	12,456

Production and operating expenses	1,364	-	1,364
Depletion and depreciation	2,087	-	2,087
General and administrative expenses	717	127	844
Share based compensation	28	4	32
	4,196	131	4,327

Finance income	746	1	747
Finance expense	(1,866)	(3)	(1,869)

Net income (loss)	7,140	(133)	7,007

Assets	$168,917	$276	$169,193

Capital expenditure	$7,572	$-	$7,572

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Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Six Months Ended June 30, 2022 and 2021

(Unaudited, expressed in Thousands of United States dollars except per share information)

10.	SEGMENTED INFORMATION (continued)

Six months ended June 30, 2022
	United States	Canada and Other	Total

Oil and natural gas revenues, net of royalties	$17,975	$-	$17,975
Other income	29	-	29
	18,004	-	18,004

Production and operating expenses	2,271	-	2,271
Depletion and depreciation	3,226	-	3,226
General and administrative expenses	1,283	247	1,530
Share based compensation	134	23	157
	6,914	270	7,184

Finance income	-	10	10
Finance expense	(6,279)	-	(6,279)

Net income (loss)	4,811	(260)	4,551

Assets	$168,917	$276	$169,193

Capital expenditures	$14,973	$-	$14,973

12

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Six Months Ended June 30, 2022 and 2021

(Unaudited, expressed in Thousands of United States dollars except per share information)

10.	SEGMENTED INFORMATION (continued)

Three months ended June 30, 2021
	United States	Canada and Other	Total

Oil and natural gas revenues, net of royalties	$3,539	$-	$3,539
	3,539	-	3,539

Production and operating expenses	797	-	797
Depletion and depreciation	896	-	896
General and administrative expenses	598	64	662
Other income	(303)	-	(303)
	1,988	64	2,052

Finance income	-	1	1
Finance expense	(2,906)	-	(2,906)

Net loss	(1,355)	(63)	(1,418)

Assets	$79,878	$106	$79,984

Capital expenditure	$61	$-	$61

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Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Six Months Ended June 30, 2022 and 2021

(Unaudited, expressed in Thousands of United States dollars except per share information)

10.	SEGMENTED INFORMATION (continued)

Six months ended June 30, 2021
	United States	Canada and Other	Total

Oil and natural gas revenues, net of royalties	$6,808	$-	$6,808
Other income	1	-	1
	6,809	-	6,809

Production and operating expenses	1,467	-	1,467
Depletion and depreciation	1,805	-	1,805
General and administrative expenses	1,161	264	1,425
Other income	(303)		(303)
	4,130	264	4,394

Finance expense	(4,360)	(1)	(4,361)

Net loss	(1,681)	(265)	(1,946)

Assets	$79,878	$106	$79,984

Capital expenditures	$90	$-	$90

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